

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

<u>Via E-mail</u>
Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

        Re: China SHESAYS Medical Cosmetology Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 31, 2011
        Form 10-K/A for the Year Ended December 31, 2010
        Filed August 2, 2011
        Form 10-Q/A for the Period Ended March 31, 2011
        Filed August 2, 2011
        File No. 333-144888

Dear Mr. Zhang:

      We issued comments to you on the above captioned filings on September 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 4, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by November 4, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3651.

               Sincerely,

               /s/ Joel Parker

               Joel Parker
               Accounting Branch Chief